Exhibit 99.1

GERDAU S.A.

Corporate Tax ID (CNPJ/MF): 33.611.500/0001-19

Registry (NIRE): 35300520696

NOTICE TO THE MARKET

Gerdau S.A. (B3: GGBR / NYSE: GGB) (“Company”) announces that the Executive Officers approved, on this date, its 19th issuance of unsecured, non-convertible debentures, in a single serie, for a total amount of R$1,375,000,000.00 (“Debentures” and “Issuance”, respectively).

The Issuance will be the carried out by means of a public offering, under automatic registration procedure, pursuant to CVM Resolution No. 160, dated July 13, 2022, through certain Brazilian placement agents, on a firm commitment basis, and targeting professional investors. The main characteristics of Debentures are:

Main Characteristics
Issuance Date	June 4, 2025
Maturity Date	7 years
Interest	DI Rate + 0.65%
Volume (R$) and Quantity	The total amount of the Issuance will be R$1,375,000,000.00 on the Issuance Date, with the issuance of 1,375,000 Debentures.

The net proceeds from the Debentures will be used for general corporate purposes.

The main terms and conditions of the Issuance conditions are detailed in the minutes of the Company's Executive Officers' Meeting available on the websites of the Company’s Investor Relations (https://ri.gerdau.com/) and of CVM (https://sistemas.cvm.gov.br/).

This notice to the market is for information purposes only under the terms of the regulations in force and does not constitute and should not be construed as any effort to sell the Debentures.

São Paulo, May 13, 2025

Rafael Dorneles Japur

Executive Vice-President and

Investor Relations Officer